
Mail Stop 4631

March 17, 2011

via U.S. mail and facsimile

Michael T. Brigante, CFO
Homeland Security Capital Corporation
1005 North Glebe Road, Suite 550
Arlington, Virginia 22201

> **RE: Homeland Security Capital Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2010**
> **Filed March 11, 2011**
> **Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009**
> **Filed March 11, 2011**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2010 and**
> **December 31, 2010**
> **File No. 0-23279**

Dear Mr. Brigante:

We have reviewed your response letter dated March 11, 2011, and your amended filings, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2010

5. Goodwill, page F-13

1. We note your accounting policy for recognizing goodwill, in which you state that the cost of the business acquired includes directly related professional fees. Please revise

your accounting policy disclosure in future filings to comply with the guidance in
ASC 805-10-25-23 for guidance.

2. We note the accounting policy for testing goodwill for impairment. It is unclear how
the policy provided fully complies with the guidance provided in ASC 350-20-35.
Please provide us with a revised accounting policy that clearly complies with US
GAAP and addresses the following:

- Identification of your reporting units;
- When goodwill is tested for impairment;
- The process in which you test goodwill for impairment (i.e., a description of the
two step process described in ASC 350-20-35-4 – 35-19);
- The methods used to estimate the fair value of your reporting units used in step
one of the goodwill impairment testing process; and
- In the case in which you need to perform step 2, how you determine the amount
of goodwill impairment to recognize.

Please also specifically confirm to us that you have tested goodwill for impairment in
accordance with the US GAAP standards for each fiscal year in which you have had a
material amount of goodwill recognized on your balance sheet. If you have not,
please undertake to test goodwill for impairment in accordance with US GAAP
requirements in ASC 350-20-35.

Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009

3. Please file an amendment to your fiscal year 2009 Form 10-K/A No. 1 to include Item
8 in its entirety along with the appropriate certifications. Please refer to refer to Rule
12b-15 of the Exchange Act for guidance. Please note that you need only include
paragraphs 1, 2 and 3 of the 302 Certifications, since Item 9A is not required to be
included in the amended filing.

Exhibits 31.1 and 31.2

4. As previously requested, please revise the language in the 302 certifications to
conform exactly to the language in Item 601(B)(31) of Regulation S-K. For example,
we note that you replaced "report" with "Annual Report".

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief